Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

August 11, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Capitol Investment Corp. IV Registration Statement on Form S-1, as amended (Registration No. 333-219146)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Capitol Investment Corp. IV (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Daylight Time on August 15, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 7, 2017:

(i)	Dates of distribution: August 9, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was distributed: 3

(iii)	Number of prospectuses distributed: approximately 366

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS, INC.

DEUTSCHE BANK SECURITIES INC.

J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the

several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Neil Shah Name: Neil Shah Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney Name: Ben Darsney Title: Managing Director

By:	/s/ Daniel Jacobowitz Name: Daniel Jacobowitz Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Gosku Yolac Name: Gosku Yolac Title: Managing Director